

KNIGHT OF ABYSS STUDIOS INC

Fan-Owned Anime, One of the Fastest-Growing Independent American Manga Series.

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Highlights

Regular Updates
Founders have a strong track record of investor updates.

1   Industry Partnerships with 2 major Hollywood production companies.

⃝   Partnerships with Industry Vets who have great relationships with top streaming

2. Partnerships with industry vets who have great relationships with top streaming companies.

3. KOA is currently in the development stage. (Writing scripts, etc) (Preparing for pitch process.)

4. Viral Hit. Over 10 million plays, 200k likes, and 155k shares, on IG.

5. Over 90k Following Across Social Media Platforms

6. Untapped Market with massive potential. Black people make up 18% of American Anime Fans.

7. Millions of Anime fans across the African Diaspora

8. Over 30k Raised on Kickstarter

Featured Investor



Adrion Hart
Invested $2,000 ⓘ

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Syndicate Lead
American based in London. I'm new to the angel investing world but find it quite interesting. Love supporting ideas to bring value

"I'm investing in Knight of Abyss because I'm passionate about anime and believe there's a huge untapped market for black anime. The representation is long long overdue, and with millions of black anime fans worldwide, there's a real demand that Hollywood.. or any "wood" hasn't addressed.
This project gives the community the chance to take ownership and make something legendary. Plus, I have confidence in the team, the partnerships they're building, and the vision they have for the future. It's exciting to be part of something that could

the vision they have for the future. It's exciting to be part of something that could break barriers and bring fresh, authentic stories to the anime world.. And just like hip hop spread to all cultures I think it will be fine if anime does the same, especially black culture where we've always embraced Japanese culture more than alot of people may think. So, as i told Quintin a while back.. this is a big no brainer for me, and hopefully others can see and get involved when they realise too. Onwards"

Team



Quintin Dorsey CEO

Quintin Dorsey is a literary force whose stories have captivated readers worldwide with a profound gift for storytelling and a remarkable ability to evoke emotions.

knight-of-abyss.myshopify.com



Jacob Noble Art Director

Jacob Noble is a visionary artist whose creations transcend the boundaries of conventional art. With a boundless imagination and an extraordinary talent for visual expression, Jacob has emerged as a leading figure in the contemporary art world.

Fearless & Innovative

We are forging a pathway to creating anime. An ambitious company leading the charge in creating fan-owned anime Intellectual Properties. "Hollywood is Clueless, Lets help them get a clue!"





We aim to create a new method for breaking into the anime industry by utilizing equity crowdfunding and allowing the fans to own the anime. Our mission is to serve the masses of black manga and anime fans neglected in the mainstream entertainment industry and provide a new pathway to getting original IP's adapted into anime. It's time to challenge the Hollywood gatekeepers. The power is always with the people; it's time to restore power to the people. *"Examine the obstacles, determine the vision, find the resolve, and explore the alternatives to dissolving the obstacles. By any means necessary!"*

Fan-Owned Anime

The Hollywood power structure is not a meritocracy; it isn't about who has the best intellectual property (IP) or what IPs have the most potential. 99% of the time, it's about who you know; because of that, the majority of independent IPs will never see the light of day, which is truly a travesty. However, with platforms like Wefunder, power has been restored to the people, and with that power, we can hurdle over the Hollywood "pick-me" culture and champion IPs that genuinely have the potential. This project puts the power back into the hands of the fans. We're excited about the creative energy that each of you can bring to this endeavor, and we invite you to join us in making anime history together. A new day is dawning, and the community can finally invest in an IP before it gets famous and share in the profits. The time is now! We can do this as a community!

The Anime Industry is Booming

ANIME
MARKET VALUE
25.6 Billion

WIDE
OPEN LANE

ANIME ANTICIPATED
VALUE BY 2032
$ 52.94 Billion

BLACK ANIME

KNIGHT OF ABYSS

MAKE HISTORY

Hollywoods Missed Opportunity (Their Loss..Our Win)



Men Lie, Women Lie, Numbers Don't -Jay Z

Black People & Anime. (A love Story)



Demographics





Estimated 70 Million+ Black Anime Fans Worldwide

Why you should invest

A glimmer of opportunity will always exist when exclusion and exploitation are pervasive. The lane for black anime is wide open; millions of black anime fans are just waiting on the emergence of black anime. The way I see it, we have two choices (1) Sit back and wait for the Hollywood power structure to make up its mind on if it'll start producing black anime, or (2) Take charge as a community and be the change we want to see. The Knight of Abyss Anime initiative is about future building. It's about pioneering a new industry and carving out our own space in the culture. A rare opportunity is being presented to the community, and I have the utmost faith that, as a collective, we can destroy the Hollywood barriers and bring Black Anime into existence. In short black anime is an untapped market, and with any untapped market, the demand is high, but no one is supplying; its time to change that.





Pathway to Success (Industry Partnerships Obtained)

OBTAIN PARTNERSHIP WITH AN ENTERTAINMENT STUDIO **(We've partnered with two major Hollywood production companies. We're currently in the development stage (Putting scripts together, finding talented writers and showrunners) and getting KOA ready for the pitch process.)**

LICENSE or sell TV/Film rights of THE ANIME TO A TOP STREAMING SERVICE (I.e Netflix, Amazon Prime, Apple TV etc) **(Our partners have excellent working relationships with all the top major streaming networks.)**

KOA is a Viral Sensation



3.9 Million Views



TSR,HW,SW



Future Possibilities

Video Game Development

Table Top Games

Live Action Movies





Knight, Nao, Ruby

The Rise of Black Anime

If one examines the landscape of the anime industry and where black people stand, what conclusion would this person come to? Black people exist solely as the consumer within the anime industry; however, when you look at who adequately contributed to popularizing anime and making it mainstream, it was black people, from athletes, singers, rappers, actors, and even black politicians. Black people largely contributed to the rise and popularization of anime. Thus, black people are one of the anime industry's biggest demographics, but where is black anime? Where is the representation? It's virtually non-existent. However, with the advent of social media and the rise of independent black creators, black anime will soon exist. With its emergence, a pocket universe will be born. A universe serving the masses of neglected black anime and manga fans, I sense the coming of a black anime renaissance. Additionally, black Anime is essential because it contributes to the diversification and inclusivity of the anime medium, allowing for authentic representation and relatable storytelling for Black audiences. By featuring characters, themes, and narratives that reflect the Black experience, Black Anime provides a platform for individuals to see themselves reflected in a genre that has historically lacked diversity. This representation fosters a sense of belonging and pride and helps break down stereotypes and challenge cultural biases. Additionally, Black Anime opens doors for cross-cultural understanding; ultimately, the presence of Black Anime enriches the anime landscape, fostering creativity, broadening horizons, and promoting a more inclusive entertainment industry overall. The opportunity to be a forerunner and pioneer doesn't come often; black anime doesn't exist. It's a wide-open lane; the possibilities are immense, the potential profitability is immeasurable, and the time to seize the moment is now.



